UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2010

(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

City of Buenos Aires, April 26, 2010

To
ARGENTINE SECURITIES COMMISSION
Issuing Companies Assistant Manager’s Office
25 de Mayo 175
City of Buenos Aires

Re.: General Ordinary and Extraordinary Shareholders’ Meeting of Pampa Energía S.A. held on April 23, 2010.

Ladies and Gentlemen,

      I address the Comisión Nacional de Valores (Argentine Securities Commission) (the “CNV”), in my capacity as Market Relations Officer of Pampa Energía S.A. (the “Company” or “Pampa”), in order to comply with the provisions of section 4, Chapter II.4, Book I of the CNV Rules in connection with the General Ordinary and Extraordinary Shareholders’ Meeting of the Company held on April 23, 2010 (the “Shareholders’ Meeting”).

      In this sense, and in accordance with the appointment of directors, statutory auditors and independent auditors made by the Shareholders’ Meeting, below is the current list of the Company’s managers, statutory auditors and independent auditors:

1. Board Members:

Name	Title	Tenure’s expiration
Marcos Marcelo Mindlin	Chairman	12/31/2011
Ricardo Alejandro Torres	Vice-Chairman	12/31/2010
Damián Miguel Mindlin	Director	12/31/2011
Gustavo Mariani	Director	12/31/2010
Diego Martín Salaverri	Director	12/31/2012
Pablo Adrian Grigio Campana	Director	12/31/2012
Diana Mondino	Director	12/31/2011
Miguel Kiguel	Director	12/31/2010
Luis Andrés Caputo	Director	12/31/2012
Pablo Díaz	Alternate Director	12/31/2012
Alejandro Mindlin	Alternate Director	12/31/2012
Roberto Luis Maestretti	Alternate Director	12/31/2010
Gabriel Cohen	Alternate Director	12/31/2012
Carlos Tovagliari	Alternate Director	12/31/2012
Brian Henderson	Alternate Director	12/31/2011
Silvestre Hernán Bisquert	Alternate Director	12/31/2011

2. Members of the Supervisory Committee:

Name	Title	Tenure’s expiration
José Daniel Abelovich	Chairman	12/31/2012
Walter Antonio Pardi	Member	12/31/2011
Damián Burgio	Member	12/31/2012
Marcelo Héctor Fuxman	Alternate Member	12/31/2012
Germán Wetzler Malbrán	Alternate Member	12/31/2012
Guillermo Stok	Alternate Member	12/31/2011

3. Members of the Audit Committee:

Name	Title	Tenure’s expiration
Diana Mondino	Chairman	12/31/2011
Miguel Kiguel	Member	12/31/2010
Luis Andrés Caputo	Member	12/31/2012

4. Independent Auditors:

Carlos Martin Barbafina – auditor
Gabriel Rolando Martini – Alternate auditor
Estudio Price Waterhouse & Co. S.R.L., member of PriceWaterhouseCoopers.

Sincerely yours,

______________________
Romina Benvenuti
Market Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2010

Pampa Energía S.A.

By:	/S/ Roberto Maestretti
Name: Roberto Maestretti Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.